As filed with the Securities and Exchange Commission on May 2, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

Form N-8B-2

File No. 811-22581

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Incapital Unit Trust

(and Subsequent Trusts and Similar Series of Trusts)

NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES

The Depositor hereby amends Items 2, 4, 25, 27-30 of the Registration Statement on Form N-8B-2 filed on February 24, 2012 with the Commission on behalf of Incapital Unit Trust (and Subsequent Trusts and Similar Series of Trusts).

I. Organization and General Information

2.                Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Nuveen Securities, LLC (the “Depositor”)
333 West Wacker Drive
Chicago, Illinois 60606-1286
Internal Revenue Service Employer Identification Number is: 36-2639476

4.                 Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

Nuveen Securities, LLC
333 West Wacker Drive
Chicago, Illinois 60606-1286
Internal Revenue Service Employer Identification Number is: 36-2639476

III. Organization, Personnel and Affiliated Persons of Depositor

Organization and Operations of Depositor

25.               State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

John Nuveen & Co. Incorporated was organized on September 7, 1967 and incorporated in the State of Delaware. On July 25, 2000, it amended its name to Nuveen Investments and on December 31, 2002 it converted to a Delaware limited liability company. On April 25, 2011, Nuveen Investments, LLC amended its name to Nuveen Securities, LLC.

27.               Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor’s activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Depositor is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer and is a member of Financial Industry Regulatory Authority, Inc. The Depositor is the sponsor to a number of other open-end investment companies, closed-end investment companies and unit investment trusts.

Officials and Affiliated Persons of Depositor

28.        (a)                  Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

Reference is made to Exhibit E filed herewith.

(b)                   Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Reference is made to Exhibit E filed herewith.

29.               Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

Reference is made to Exhibit E filed herewith.

Controlling Persons

30.               Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

Not applicable.

Exhibits

Exhibit E

Information regarding directors and officers of the Depositor.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Incapital LLC, the Depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chicago and State of Illinois on the 2nd day of May 2016.

Incapital Unit Trust

By: Incapital LLC

By /s/ Thomas Belka

Name Thomas Belka

Title Executive Director

Attest:

By /s/ John Browning

Name John Browning

Title Managing Director

Exhibit E - Information Regarding Principals and Officers of the Depositor

EXHIBIT E

Officers of Nuveen Securities, LLC

Name	Title at Nuveen Securities, LLC	Principal Occupation(s) During Past Five Years
William Adams IV	Co-Chief Executive Officer	Co-Chief Executive Officer and Co-President (since March 2016), formerly, Senior Executive Vice President, Global Structured Products (2010-2016) of Nuveen Investments, Inc.; Co-Chief Executive Officer of Nuveen Securities, LLC; Co-President of Nuveen Fund Advisors, LLC (since 2011); President (since 2011), formerly, Managing Director (2010-2011), of Nuveen Commodities Asset Management, LLC; Board Member of the Chicago Symphony Orchestra and of Gilda’s Club Chicago.
Margo L. Cook	Co-Chief Executive Officer	Co-Chief Executive Officer and Co-President (since March 2016), formerly, Senior Executive Vice President of Nuveen Investments, Inc.; Senior Executive Vice President (since 2015), formerly, Executive Vice President (2011-2015) of Nuveen Fund Advisors, LLC; Co-Chief Executive Officer (since 2015), formerly, Executive Vice President (2013-2015), of Nuveen Securities, LLC; formerly, Managing Director— Investment Services of Nuveen Commodities Asset Management, LLC (2011-2016); Chartered Financial Analyst.
Sherri A. Hlavacek	Executive Vice President, Chief Financial Officer and Corporate Controller	Executive Vice President (since 2015, formerly, Managing Director) and Controller of Nuveen Fund Advisors, LLC; Managing Director and Controller of Nuveen Commodities Asset Management, LLC; Executive Vice President (since 2015, formerly, Managing Director), Treasurer and Controller of Nuveen Asset Management, LLC; Executive Vice President, Principal Financial Officer (since 2015, formerly, Managing Director), Treasurer and Corporate Controller of Nuveen Investments, Inc.; Executive Vice President (since 2015, formerly, Managing Director), Treasurer and Corporate Controller of Nuveen Investments Advisers, LLC and Nuveen Investments Holdings, Inc.; Executive Vice President, formerly, Managing Director, Chief Financial Officer and Corporate Controller of Nuveen Securities, LLC; Vice President, Controller and Treasurer of NWQ Investment Management Company, LLC; Vice President and Controller of Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Certified Public Accountant.
Carl M. Katerndahl	Senior Executive Vice President

Senior Executive Vice President (since 2015) and Co-Head of Distribution (since 2007), formerly, Executive Vice President, of Nuveen Investments, Inc.; Senior Executive Vice President of Nuveen Securities, LLC; Managing Director of Nuveen Commodities Asset Management, LLC (since 2010).

Robert D. Luse	Executive Vice President	Executive Vice President of Nuveen Asset Management, LLC and Nuveen Securities, LLC; Executive Vice President and Assistant Secretary of Nuveen Investments, Inc.; Executive Vice President of Nuveen Fund Advisors, LLC; Vice President of Santa Barbara Asset Management, LLC, Symphony Asset Management LLC and Winslow Capital Management, LLC; Vice President and Assistant Secretary of Tradewinds Global Investors, LLC.
Kevin J. McCarthy	Executive Vice President and Assistant Secretary	Executive Vice President, Secretary and General Counsel (since March 2016), formerly, Managing Director and Assistant Secretary of Nuveen Investments, Inc.; Executive Vice President (since March 2016), formerly, Managing Director and Assistant Secretary (since 2008) of Nuveen Securities, LLC; Executive Vice President and Secretary (since March 2016), formerly, Managing Director (2008-2016) and Assistant Secretary (2007-2016) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, LLC; Executive Vice President and Secretary (since March 2016), formerly, Managing Director, Assistant Secretary (2011-2016) and Associate General Counsel (since 2011) of Nuveen Asset Management, LLC; Executive Vice President and Secretary (since March 2016), formerly, Managing Director (2008-2016) and Assistant Secretary of Nuveen Investments Advisers, LLC; Vice President (since 2007) and Secretary (since March 2016), formerly, Assistant Secretary, of NWQ Investment Management Company, LLC, Symphony Asset Management LLC, Santa Barbara Asset Management, LLC, Winslow Capital Management, LLC (since 2010) and Tradewinds Global Investors, LLC (since 2016); Vice President (since 2010) and Secretary (since March 2016) of Nuveen Commodities Asset Management, LLC.
Kathleen L. Prudhomme	Managing Director and Assistant Secretary	Managing Director and Assistant Secretary of Nuveen Securities, LLC (since 2011); Managing Director, Assistant Secretary and Co-General Counsel (since 2011) of Nuveen Fund Advisors, LLC; Managing Director, Assistant Secretary and Associate General Counsel (since 2011) of Nuveen Asset Management, LLC.
Lucas A. Satre	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Nuveen Securities, LLC; Senior Vice President and Assistant Secretary of Nuveen Asset Management, LLC, Nuveen Investments, Inc. and Nuveen Fund Advisors, LLC; Vice President and Assistant Secretary of Nuveen Commodities Asset Management, LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Symphony Asset Management LLC, Tradewinds Global Investors, LLC and Winslow Capital Management, LLC.
Shanita S. Smith	Chief Compliance Officer	Chief Compliance Officer (since 2012) of Nuveen Securities, LLC; Chief Compliance Officer (since 2013) of Nuveen Commodities Asset Management, LLC; formerly, Senior Compliance Administrator of Nuveen Investments, Inc.

Gifford R. Zimmerman	Managing Director and Assistant Secretary	Managing Director (since 2002) and Assistant Secretary of Nuveen Securities, LLC; Managing Director (since 2002), Assistant Secretary (since 1997) and Co-General Counsel (since 2011) of Nuveen Fund Advisors, LLC; Managing Director, Assistant Secretary and Associate General Counsel of Nuveen Asset Management, LLC (since 2011); Managing Director (since 2004) and Assistant Secretary (since 1994) of Nuveen Investments, Inc.; Vice President and Assistant Secretary of NWQ Investment Management Company, LLC (since 2002); Managing Director and Assistant Secretary of Nuveen Investments Advisers, LLC (since 2002); Managing Director and Assistant Secretary of Symphony Asset Management LLC (since 2003); Vice President and Assistant Secretary of Santa Barbara Asset Management, LLC (since 2006) and Winslow Capital Management, LLC (since 2010); Vice President and Assistant Secretary (since 2013), formerly, Chief Administrative Officer and Chief Compliance Officer (2006-2013) of Nuveen Commodities Asset Management, LLC; Chartered Financial Analyst.

Companies Owning Securities of Nuveen Securities, LLC

Nuveen Investments, Inc. is the managing member of Nuveen Securities, LLC and holds 100% of the voting securities of Nuveen Securities, LLC.